Room 4561

      			July 29, 2005


Mr. Desmond Ross
President
Quantum Ventures, Inc.
8526 Shepherd Way
Delta BC, Canada V6C 4K1

      RE:	Quantum Ventures, Inc.
Amendment No. 5 to your Registration Statement on Form SB-2
   Filed July 6, 2005
   File No. 333-119146

Dear Mr. Ross:
We have reviewed your filing and have the following comments.

General
1. Please confirm that your marked EDGAR version shows cumulative changes for amendments four and five.
2. We substantially reissue comment 1 of our letter dated March
10,
2005. We note that while your have deleted reference to MediFlow`s use in veterinary medicine you continue to have little disclosure on future software development milestones with quantifiable estimates of time and costs necessary to provide full functionality of the program. Further, your disclosure is unclear on the current functionality and proposed development strategy of your MediFlow program. For example, we note from your response to comment 3 of our letter dated March 10, 2005 that your software provides treatment recommendations yet it appears to have no integrated database from which to draw comparative information. Please advise of your intentions to acquire your own medical database. Please also advise as to the effects on your software development and future sales due to the absence of a proprietary medical database.
3. We reissue comment 4 of our letter dated March 10, 2005. As previously requested, please explain why there is no need for blue sky registration for this offering. We note your estimated blue sky fees of $5,000 for this offering in Part II of this registration statement and in your "Plan of Operation" section. Please advise and provide a detailed analysis of why you believe each state exemption is available to you.


Prospectus Cover Page
4. We reissue previous comment 5 of our letter dated March 10, 2005.
Please revise to highlight the cross reference to the risk factors section and page by prominent type or similar manner.

Prospectus Summary
Our Business and Business Strategy, page 3
5. Describe what is meant by "utilizing a structured and supervised method of third party specialists information." In addition please disclose in material detail MediFlow`s proposed interaction with "specialists" including the functionality of the link that would be provided to specialists.
6. We note that you have provided a Glossary. To the extent needed, please define these terms where they are first used.

Description of Business
Current and Planned Development, page 25
7. We refer you to comment 3 of our later dated March 10, 2005. Please revise your document to provide risk factor disclosure and expanded disclosure in this section to discuss the ramifications that
Mayer Zev, your principal competitor, has unrestricted right to use your underlying software and you do not have the right to use his database. Please also revise this section to describe the process by which World Star Holdings transferred ownership to 3493734 Manitoba
Ltd as described in your response to comment 6 of our letter dated January 19, 2005.
8. Please advise as to the principal terms of the provincially-registered debenture as mentioned in your response to comment 3 of our letter dated March 10, 2005.
9. Please revise your document to describe the functionality of the software as of the date it was obtained from 3493734 Manitoba Ltd in
May 2004. Clarify whether you have made no developments since you acquired the software product. Please describe in greater detail the current and prior audio/visual capabilities of the software.
10. We refer you to previous comment 8 of our letter dated March
10,
2005. Please disclose that the other two business associates have signed the confidentiality agreement and provide the names of all three business associates. Alternatively, consider revising your risk factor disclosure to indicate any risks associated with the fact that certain business associates have not executed the confidentiality agreement.

Intellectual Property, page 27
11. Please provide risk factor disclosure to discuss that you have no protections in place for your intellectual property. Consider also revising to discuss the status of web design and website construction as they are conditions under your Technology Purchase Agreement.

Competition, page 27
12. We reissue comment 12 of our letter dated March 10, 2005.

Government Regulations, page 28
13. We refer you to comments 43 and 44 of our letter dated October 20, 2004. It appears as if information in the section concerns regulations of the Internet. However, we are unable to locate disclosure on MediFlow`s functionality over the Internet now or in the future. Consider revising this section or your discussion of your software product. Consider including any additional regulations including those that stem from HIPAA or medical record privacy statutes that may affect MediFlow or future MediFlow developments. See Item 101(b)(9) of Regulation S-B.

Plan of Operation
Current Operation Development, page 30
14. We reissue the second part of comment 13 of our letter dated March 10, 2005. We note your revised disclosure only discusses the costs of becoming a reporting company. Please disclose the estimated costs of your periodic reporting obligations. Please also revise to disclose the costs of listing on the OTC Bulletin Board or, including any costs with maintaining listing.


15. We reissue comment 17 of our letter dated March 10, 2005. Consider revising your disclosure on page 32 to describe in greater detail your estimated expenditures of $48,000 over the next twelve months. It appears from disclosure that your expenses are
substantially greater than your estimated budget.   We note, for
example, that you anticipate spending $26,000 for SEC reporting expenses, $255,000 on software development over two years, $20,000 on trademark protection, website development and computers, and
$75,000
on marketing and do not even discuss any general overhead or
operating expenses.  Please revise.   Further advise if pursuant
to
your representation, management, affiliates and current stockholders have been supporting the minimum budget. Please provide greater detail on the sources of funds that will be used to pay the expenses disclosed in this registration statement and the priority of expenses if you need to continue at a minimum budget or a budget less than described in this registration statement.
16. We refer your to comment 15 of our letter dated March 10, 2005.
Please revise your disclosure to describe the current stage of the application process with the National Research Council. Please also describe the type and nature of each grant or program for which you have applied or anticipate applying for as part of your Plan of Operation.
17. We refer your to comment 18 of our letter dated March 10, 2005.
Please advise if the $75,000 described in the "Marketing" subsection includes outside marketing consultant costs. Please also advise if the $40,000 include all employees and consultants as described on page 31 or disclose the estimated costs of hiring additional staff over the next two years.

Executive Compensation, page 35
18. Please update your executive compensation information for your fiscal year ended June 30, 2005. See Interpretation J.8B of the
Division of Corporation Finance Manual of Publicly Available
Telephone Interpretations.

Financial Statements
Consolidated Balance Sheet, page F3
19. We note that the disclosure indicating that you expect to complete development of your website and demonstration site "in a period of less than 45 days" has not changed since your original filing dated September 21, 2004. As there does not appear to have been any noticeable progress in developing these key components of your business plan since your inception, please explain to us why you believe the amounts capitalized related to your software program are recoverable.

Consolidated Statements of Cash Flows, page F5
20. Please explain to us why your statement of cash flows reflects an investing cash flow of $5,000 for the period from inception to June
30, 2004 considering Note 3 indicates that the cash was not yet paid at June 30, 2004. In addition, explain why your reconciliation of net loss to operating cash flows reflects the change in the technology payable when incurring that obligation had no effect on your net loss. Finally, explain to us why your statement of cash flows for the nine-month period ended March 31, 2005 does not reflect an investing cash outflow of $5,000 considering that it appears that this payment was made during that nine-month period.

Note 3.  Technology Rights, page F10
21. The last sentence in Note 3 indicates that "included in accounts payable and accrued liabilities is an amount of $5,000 that represents the cash payable of $5,000 pursuant to the agreement." Clarify if the amount included in accounts payable and accrued liabilities is in addition to the $6,000 recorded in the Technology
Agreement Payable.

Signatures
22. We reissue comment 2 of our letter dated February 17, 2005.

Exhibits
Non-Disclosure and Confidentiality Agreement
23. Please provide your legal analysis as to why this document would protect the company from disclosure of its software code obtained while business associates tested the MediFlow product. Please also revise your "Non Disclosure and Confidentiality Agreement" subsection to describe all material terms of this agreement.

Technology Purchase Agreement
24. We refer you to comment 14 of our letter dated March 10, 2005. It appears you have not revised your document in conformity with the representations and descriptions contained in your amended
Technology
Purchase Agreement.  For example, it does not appear as if you have
removed references to the two-year requirement to expend the
$255,000
after becoming a reporting issuer as opposed to the more
descriptive
and less stringent requirements of Schedule A.   Please also pay
particular attention to disclosing the estimated costs of each required development stage.

Consent of Independent Accountant
25. Please have your independent accountant revise their consent in your next filing to clearly indicate that they have executed the document.

Exhibit 21.1
26. Please revise to file an exhibit pursuant to Item 601(b)(21)
of
Regulation S-B. Please revise your exhibit index to label the current exhibit 21.1 as Exhibit 3.3.
* * * * *
	You may contact Mark Kronforst at (202) 551-3451 or Lisa Mitrovich, Assistant Chief Accountant, at (202) 551-3453 if you have questions regarding comments on the financial statements and related
matters.  Please contact Adam Halper at (202) 551-3482 or me at
(202)
551-3730 with any other questions.

								Sincerely,



								Barbara C. Jacobs
      Assistant Director


cc:	Joseph I. Emas, Attorney at Law
	1224 Washington Ave
      Miami Beach, Florida 33139

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Mr. Desmond Ross
Quantum Ventures, Inc.
July 29, 2005
Page 2